NO ACT

PE
10-29-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013796

December 22, 2010

Roger J. Patterson
Managing Vice President, Counsel
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615



Received SEC
DEC 2 2 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-10

Re: The Walt Disney Company
Incoming letter dated October 29, 2010

Dear Mr. Patterson:

This is in response to your letter dated October 29, 2010 concerning the shareholder proposal submitted to Disney by the June A. Wright Family Trust. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Russell D. Wright
Trustee for the June A. Wright Family Trust

*** FISMA & OMB Memorandum M-07-16 ***

December 22, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Walt Disney Company
Incoming letter dated October 29, 2010

The proposal requests that the board direct the company's management to modify its current smoking policy to not allow children within the designated smoking areas of its theme parks.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. We note that the proposal relates to the policies and procedures regarding the products and services that the company offers. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



The Walt Disney Company

[illegible]

1934 Act/Rule 14a-8

October 29, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Shareholder Proposal of the June A. Wright Family Trust
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

The Walt Disney Company, a Delaware corporation (with its consolidated subsidiaries, ***"Disney"*** or the ***"Company"***) requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by the June A. Wright Family Trust (the ***"Proponent"***) from the Company's proxy materials for its 2011 Annual Meeting of Shareholders (the "***2011 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.



I. SUMMARY OF THE PROPOSAL

On August 30, 2010, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2011 Proxy Materials. The Proposal requests that the Company's Board of Directors direct management to modify the Company's "current smoking policy to not allow children within the designated smoking areas of its theme parks (children being defined as any person not qualified by age to legally purchase smoking materials)."

II. EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations.

In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." With regard to the first basis for the "ordinary business" matters exception, the Commission has stated that "proposals relating to such matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Proposal, by seeking to regulate the guest experience at the Company's parks, involves matters that are fundamental to the management's ability to run the Company on a day-to-day basis, implicating complex decisions relating to the operation of the parks that cannot, as a practical matter, be subject to direct shareholder oversight. It also impermissibly seeks to immerse shareholders in specific policies implementing the Company's general objectives as set forth in its Corporate Responsibility Report. As demonstrated in numerous prior no-action



letters dealing with similar matters, the matters presented by the Proposal do not, however, raise a significant social policy issue, and therefore the Proposal and Supporting Statement may be excluded pursuant to Rule 14a-8(i)(7).

A. The Proposal addresses fundamental management decisions regarding the products and services offered by the Company

The operation of theme parks and resorts constitutes one of the Company's core lines of business. Through its Parks and Resorts Segment, the Company owns and operates the Walt Disney World Resort in Florida, the Disneyland Resort in California, the Disney Vacation Club, the Disney Cruise Line, and Adventures by Disney and manages and has effective ownership interests in Disneyland Paris and Hong Kong Disneyland Resort. Within the Company's parks and resorts, the Company manages hotels, vacation club properties, retail, dining, sports, and entertainment complexes, conference centers, campgrounds, golf courses, water parks, and other recreational facilities. The Company's Parks and Resorts Segment represents its second-largest source of revenue.

The Proposal seeks to change the terms upon which guests are permitted to experience all of the Company's parks and resorts and thereby limit the Company's ability to craft the experience offered to visitors at each of its different venues. The Company welcomes millions of visitors each year and operates in numerous and diverse locations and cultures. The Company's management needs to retain the flexibility to determine how to apply the Company's overall objectives in the context of the specific guest experience the Company wishes to provide. In particular, management needs the flexibility to determine how to implement its objectives across a wide variety of settings, including parks and resorts in a variety of cultures throughout the world and entertainment and lodging options ranging from guided tours to campgrounds to cruise ships. The Proposal's blanket restrictions on who may enter designated smoking areas within the parks and resorts would remove from management the flexibility needed to effectively manage the Company's products and services and, therefore, relates to the Company's ordinary business operations.

The Staff has consistently recognized that shareholder proposals seeking to regulate the sale, distribution or manner of presentation of tobacco products involve "ordinary business operations" within the meaning of Rule 14a-8(i)(7) for companies not in the business of manufacturing tobacco products. For example, in Time Warner, Inc. (February 6, 2004), the Staff agreed that a proposal for the formation of a committee of directors "to review data linking tobacco use by teens with tobacco use in [the company's] youth-rated movies" and to "make appropriate recommendations to the Board" regarding new corporate policies in this regard could be omitted as related to the company's "ordinary business operations (*i.e.*, the nature,



presentation and content of programming and film production)."[1] The Company itself has previously received, and properly excluded from its proxy materials, similar proposals seeking to restrict how tobacco products are presented in the Company's studio entertainment products.[2] As with the shareholder proposals relating to a company's studio entertainment products, the Proposal here may be excluded in reliance on the ordinary business exemption in Rule 14a-8(i)(7), as the Company does not manufacture cigarettes and the Proposal seeks to restrict the manner in which the Company permits and presents the use of tobacco products in its products and services. Specifically, consistent with prior Staff precedent, the Proposal relates to "ordinary business operations," as it attempts to alter the experience of the Company's customers by proscribing specifically the manner in which visitors to its parks and resorts will be permitted to use tobacco products.

Furthermore, the Staff has previously allowed the exclusion of proposals that sought to restrict the products, services, or amenities to be offered at hotel and lodging facilities as impermissibly infringing management's ability to run a company on a day-to-day basis.[3] The Proposal here similarly seeks to impact the

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[1] See, also, Time Warner Inc. (Jan. 21, 2005) (proposal requesting a report on the impact on adolescent health resulting from exposure to smoking in movies or other programming excluded as related to ordinary business operations (i.e., the nature, presentation and content of programming and film production)); General Electric Company (Jan. 10, 2005) (same). Similarly, the Staff has permitted companies that do not manufacture tobacco products to exclude proposals relating to the sale of tobacco products; see, e.g., Rite Aid Corporation (Mar. 26, 2009) (proposal requesting report on how company is responding to rising pressures to halt sales of tobacco products excluded as related to ordinary business operations (i.e., sale of a particular product)); CVS Caremark Corporation (Mar. 5, 2009) (same); Wal-Mart Stores, Inc. (Mar. 20, 2001) (proposal requesting the discontinuance of the sale of tobacco and tobacco-related products excluded as related to ordinary business operations (i.e., the sale of a particular product)).

[2] See, e.g., The Walt Disney Company (Dec. 15, 2004) (proposal requesting that social responsibility and environmental criteria be among the goals used for setting executive compensation excluded as related to ordinary business operations because "the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production"); The Walt Disney Company (Dec. 7, 2004) (proposal requesting a report on the impact on adolescent health resulting from exposure to smoking in movies or other programming excluded as related to ordinary business operations (i.e., the nature, presentation and content of programming and film production)); The Walt Disney Company (Nov. 10, 1997) (proposal for a review of the way tobacco is portrayed in the company's films and television programs and what any influence such portrayals might have on youth attitudes and behaviors related to smoking excluded as related to ordinary business).

[3] See, e.g., Marriott International, Inc. (Feb. 13, 2004) (proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops excludable as related to ordinary business matter (i.e., the sale and display of a particular product and the nature, content and presentation of programming)).



accommodations the Company may provide its customers while they are visiting the Company's parks and resorts -- a determination that is fundamental to management's ability to control the day-to-day operations of the Company and not appropriately delegated to shareholders.

The Proposal seeks to restrict when and where smoking may take place in the Company's parks and resorts, just as previous shareholder proposals sought to restrict when and where smoking took place in various companies' media entertainment products. Moreover, the Proposal interferes with management's ability to structure and manage the day-to-day experience of visitors at the Company's parks and resorts. Therefore, the Company believes that the Proposal addresses fundamental management decisions regarding its products and services and is excludable under Rule 14a-8(i)(7).

B. The Proposal seeks to subject basic management functions relating to the monitoring and implementation of general objectives to shareholder oversight

The Company has a comprehensive, integrated approach to corporate responsibility, building on its established infrastructure for addressing crucial issues related to the environment, community, workplaces, and product development and places special emphasis on how these issues affect the Company's key audience of children and families. The Company monitors and reports on its compliance with its objectives: the Company published a comprehensive Corporate Responsibility Report[4] in March 2009 and released a Fiscal Year 2009 Data Update[5] in April 2010.

The Supporting Statement infers that the Company is not complying with its Corporate Responsibility Report objectives.[6] The Proposal requests that the Board of Directors direct management to comply with its Corporate Responsibility Report objectives in the specific manner set forth in the Proposal. In seeking to direct management to comply with general objectives set forth in an internal policy, the Proposal and Supporting Statement impermissibly seek to interfere with the

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4 The report is available online at http://disney.go.com/crreport/home.html.

5 The update is available online at http://corporate.disney.go.com/media/responsibility/FY09_CR_Update_Final.pdf.

6 The Company disagrees with the Proponent's assertions in this regard. As described above, the Company's objectives are broadly stated and the Company strives to implement them in the context of the specific guest experience the Company wishes to provide to visitors.



fundamental management function of establishing, implementing and assuring compliance with the company's internal policies.

The Staff has consistently determined that proposals relating to the promulgation of and monitoring of compliance with business policies may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. For example, in Verizon Communications Inc. (December 30, 2009), the Staff concurred that a proposal seeking the formation of a Corporate Responsibility Committee to monitor the company's "claims pertaining to integrity, trustworthiness, and Reliability [sic]" could be excluded as relating to ordinary business operations.[7] In the present instance, the Proponent's determination of whether the Company is in compliance with its Corporate Responsibility Report objectives and what steps the Company should take to implement those objectives trespasses on the ordinary business matter of establishing (or modifying) specific policies in compliance with general principles and seeks to impact how the Company conducts its day-to-day business. The Company therefore believes that the Proposal is excludable under Rule 14a-8(i)(7) as improperly addressing fundamental management decisions.

C. ***The Proposal's focus on ordinary business matters is not overridden by a significant policy concern***

The Proponent attempts to cast the Proposal as raising a significant policy issue by discussing the health risks of smoking, but the Proposal itself simply deals with the management concerns of the operating policies for the Company's parks and resorts and compliance with the Company's Corporate Responsibility Report objectives. The Staff no-action positions discussed above, including the three prior positions relating to the use of tobacco products in the Company's entertainment products, clearly support the conclusion that matters relating to the use of tobacco

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7 See, also, Sprint Nextel Corporation (Mar. 12, 2010) (proposal requesting a report on the merits of adoption of a set of guiding principles for promotion of a free and open internet excluded as related to ordinary business operations); Yum! Brands, Inc. (Mar. 5, 2010) (proposal recommending board direct management to verify the employment legitimacy of all future company workers excluded as related to ordinary business operations); Verizon Communications Inc. (Feb. 23, 2007) (proposal seeking a report on the technological, legal, and ethical policy issues surrounding the disclosure of customer records and communications content to third parties, and its effect on customer privacy rights excluded as related to ordinary business operations (*i.e.*, procedures for protecting customer information)); CVS Corporation (Feb. 1, 2000) (proposal seeking report on a wide range of corporate programs and policies excluded as related to ordinary business operations (*i.e.*, business practices and policies)).



products in connection with businesses that are not involved in the manufacture of tobacco products do not raise significant policy issues.[8] Indeed, the Staff has concurred in the exclusion of proposals relating to the sale of tobacco products, as long as the company involved was not engaged in the business of manufacturing tobacco products.[9] As in these prior instances, the Proposal here does not address a significant policy issue relating to the Company's business for purposes of Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2011 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2011 Proxy Materials.

Please do not hesitate to call me at (818) 560-6126 or by return email if you require additional information. Please acknowledge receipt of this letter by return email. We request that you transmit your response by email to Roger.Patterson@Disney.com and understand that you can transmit your response to the Proponent at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Roger J. Patterson

Attachments

cc: Russell D. Wright, Trustee
June A. Wright Family Trust

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8 Supra n. 2.

9 For example, in Albertson's, Inc. (March 23, 2001), the company received a proposal requesting the discontinuance of the sale of tobacco and tobacco-related products. Albertson's took the position that it was a food and drug retailer, not a cigarette manufacturer, that the selection of products was integral to its business, and that the proposal could, therefore, be excluded from its proxy materials in reliance on the exclusion in Rule 14a-8(i)(7). The Staff concurred that the proposal could be omitted from the company's proxy statement as relating to Albertson's ordinary business operations (*i.e.*, the sale of a particular product). See also, Rite Aid Corporation, CVS Caremark Corporation, Wal-Mart Stores, Inc..

EXHIBIT A


RECEIVED
AUG 30 2010
ALAN BRAVERMAN

August 24, 2010

Mr. Alan Braverman
Senior Executive Vice President,
General Counsel and Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521-1030

Dear Mr. Braverman,

As co-trustee for the June A. Wright Family Trust ("the Trust"), I am submitting the enclosed Shareholder Proposal for inclusion in The Walt Disney Company ("Company") 2011 Proxy Statement. In compliance with the requirements for submission of shareholder proposals, I am also enclosing a letter from Merrill Lynch Wealth Management verifying the ownership of at least two thousand dollars worth of Company common stock for a period of twelve months. Further, I am advising you by way of this letter that the Trust intends to maintain its current holdings of 1,205.942 common shares through the date of the next meeting of shareholders.

Sincerely,

Russell D. Wright, Trustee for the June A. Wright Family Trust

*** FISMA & OMB Memorandum M-07-16 ***

The Walt Disney Company
Shareholder Proposal

PROPOSAL

The Board of Directors of the Walt Disney Company ("the Company") is requested to direct management of the Company to comply with its Corporate Responsibility Report objective of supporting "the well-being of children", by modifying its current smoking policy to not allow children within the designated smoking areas of its theme parks (children being defined as any person not qualified by age to legally purchase smoking materials).

SUPPORTING STATEMENT

In its efforts to limit smoking within its theme parks the company has created designated smoking areas for those guests who wish to smoke. However, in allowing children to be present within these concentrated areas of smoke, the Company is exposing children to serious health risks, not supporting "the well-being of children" and exposing the Company to potential liability.

Management's position that ... Disney is not responsible for the actions of parents in allowing their children to engage in various activities while in the Disney theme parks ... is, in this case, untenable, given that the Company itself created the designated smoking areas solely for the purpose of smoking. Further, it is at odds with the Company's own health and safety warnings for other venues within the theme parks, which acknowledge the inherent dangers associated with certain activities. It is likewise inconsistent with its own leadership position on the issue of smoking in Company movie productions. Therefore, it is unlikely that the Company would decide to intentionally create an area for smoking, inclusive of children, fully aware of the known health risks and dangers associated with such an activity. The Company should be required to adhere to its own stated objectives, and not allow children to be present within its designated smoking areas.



MA8-320-01-00
101 Derby St., Suite 100
Hingham, MA 02043
Tel: 781.682.7000

August 9, 2010

Russell D. Wright
June A. Wright

*** FISMA & OMB Memorandum M-07-16 ***

Re: Ownership of Disney Walt Co, DIS, cusip 254687106

To Whom It May Concern:

Please be advised that Russell D. Wright and June A. Wright as either co-trustees of the June A. Wright Family Trust and/or as joint owners have had ownership of over $2000.00, two thousand dollars, worth of Disney Walt Co, DIS, cusip 254687106, for a period of more than one year.

Thank you, if there are any questions regarding the ownership of this stock you may direct inquiries to the office of Sean P. Driscoll, Financial Advisor, Senior Vice President/Investments at 508-771-9802.

Best Regards,

Amy E Simmons
Registered Client Associate
Merrill Lynch



The Walt Disney Company

Roger J. Patterson
Managing Vice President, Counsel
Registered In-House Counsel

September 9, 2010

VIA OVERNIGHT COURIER

Russell D. Wright

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Wright:

This letter will acknowledge that we received on August 30, 2010, your letter dated August 24, 2010 submitting a proposal for consideration at the Company's 2010 annual meeting of stockholders regarding smoking areas in theme parks.

We have confirmed that you meet the eligibility requirements for submitting a proposal set forth in Rule 14a-8(a) to (e). As the time for the annual meeting comes closer, we will be in touch with you further regarding our response to your proposal.

Sincerely yours,



Roger J. Patterson

500 S. Buena Vista Street, Burbank, CA [illegible]
[illegible]